

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 31, 2012

Via E-mail
Mr. Carl J Chaney
President and Chief Executive Officer
Hancock Holding Company
One Hancock Plaza
Gulfport, Mississippi 39501

**Re: Hancock Holding Company
            Form 10-K for the fiscal year ended December 31, 2011
            Filed February 28, 2012 amended February 29, 2012
            File No. 001-13089**

Dear Mr. Chaney:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Christian Windsor

                 Christian Windsor
                 Special Counsel